1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 9, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC December 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – Jan. 9, 2014 – TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for December 2014: On a consolidated basis, revenues for December 2014 were approximately NT$69.51 billion, a decrease of 3.8 percent from November 2014 and an increase of 39.9 percent over December 2013. Revenues for January through December 2014 totaled NT$762.81 billion, an increase of 27.8 percent compared to the same period in 2013.

TSMC Revenue Report (Consolidated):

(Unit: NT$ million)

Period	December 2014	November 2014	M-o-M Increase (Decrease) %	December 2013	Y-o-Y Increase (Decrease) %	January to December 2014	January to December 2013	Y-o-Y Increase (Decrease) %
Net Revenues	69,510	72,275	(3.8)	49,681	39.9	762,806	597,024	27.8

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho	Elizabeth Sun	Michael Kramer
Senior VP & CFO	Director	Project Manager
Tel: 886-3-505-4602	Corporate Communication	PR Department
	Division	Tel: 886-3-563-6688
	Tel: 886-3-568-2085	Ext. 7125031
	Mobile: 886-988-937999	Mobile: 886-988-931352
	E-Mail: elizabeth_sun@tsmc.com	E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

January 9, 2015

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2014.

1. Sales volume (in NT$ thousands)

Period	Items	2014	2013
Dec.	Net sales	69,510,190	49,681,037
Jan.-Dec.	Net sales	762,806,465	597,024,197

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	47,318,797	5,265,188

*	Borrowers include TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	239,104,902	50,216,359

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	13,293,733	45,974,755
	Mark to Market Profit/Loss	(79,873)	(262,571)
	Unrealized Profit/Loss	(118,499)	(262,571)
Expired Contracts	Notional Amount	304,249,134	364,640,835
	Realized Profit/Loss	(502,394)	(1,113,445)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	5,759,954	—
	Mark to Market Profit/Loss	15,047	—
	Unrealized Profit/Loss	(4,273)	—
Expired Contracts	Notional Amount	46,624,601	—
	Realized Profit/Loss	(12,847)	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,807,447	2,511,905
	Mark to Market Profit/Loss	11,336	21,892
	Unrealized Profit/Loss	15,267	17,827
Expired Contracts	Notional Amount	15,580,409	24,951,344
	Realized Profit/Loss	62,244	13,487
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	112,848	602,288
	Mark to Market Profit/Loss	1,110	6,810
	Unrealized Profit/Loss	1,347	7,369
Expired Contracts	Notional Amount	828,664	4,671,843
	Realized Profit/Loss	4,536	1,619
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	66,930	—
	Realized Profit/Loss	821	—
Equity price linked product (Y/N)		N	—

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,748,081	—
	Mark to Market Profit/Loss	(16,364,241)	—
	Unrealized Profit/Loss	(10,055,080)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—